

RECEIVED 2010 FEB 25 PM 4:36 SEC / TM

SECURITIES AND EXCHANGE COMMISSION 10035669
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curtis Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Place, 1650 Market Street, Suite 4400
(No. and Street)

Philadelphia, (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin J. Rudd 215-972-2351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGrail Merkel Quinn & Associates
(Name – *if individual, state last, first, middle name*)

1173 Clay Avenue (Address) Scranton, (City) PA (State) 18510 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin J. Rudd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curtis Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Katrina Manley, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Dec. 2, 2012
Member, Pennsylvania Association of Notaries

Signature

President/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURTIS SECURITIES, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008
&
INDEPENDENT AUDITOR'S REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

TABLE OF CONTENTS



McGrail Merkel Quinn & Associates, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

To Curtis Securities, LLC:

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Curtis Securities, LLC (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtis Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGrail, Merkel, Quinn + Associates

Scranton, Pennsylvania
February 16, 2010

RSM McGladrey Network
An Independently Owned Member

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

CURTIS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CASH	$237,135	$148,464
ACCOUNTS RECEIVABLE	17,838	620,000
PREPAID EXPENSES	6,246	14,870
DUE FROM CURTIS FINANCIAL ADVISORS, LLC	-	202
TOTAL	$261,219	$783,536
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Amounts due to affiliates:		
Curtis Financial Group, LLC	$ 25,437	$ 77,947
Curtis Insurance, LLC	-	51
ParenteBeard LLC	-	9
Total liabilities	25,437	78,007
MEMBER'S EQUITY	235,782	705,529
TOTAL	$261,219	$783,536

See Notes to Financial Statements

CURTIS SECURITIES, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Investment banking fees	$ 287,174	$3,545,607
Other revenues	2,352	3,470
Total revenues	289,526	3,549,077
EXPENSES:		
Affiliate expense reimbursements	708,091	1,599,680
Other expenses	36,649	80,371
Licenses, fees, and dues	8,655	7,409
Professional and consulting fees	5,878	9,303
Bad debts	-	10,000
Total expenses	759,273	1,706,763
NET (LOSS) INCOME	$ (469,747)	$ 1,842,314

See Notes to Financial Statements

CURTIS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

BALANCE, DECEMBER 31, 2007	$ 183,215
NET INCOME	1,842,314
DISTRIBUTION TO MEMBER	(1,320,000)
BALANCE, DECEMBER 31, 2008	705,529
NET LOSS	(469,747)
BALANCE, DECEMBER 31, 2009	$ 235,782

See Notes to Financial Statements

CURTIS SECURITIES, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (469,747)	$ 1,842,314
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Bad debts	-	10,000
Changes in assets and liabilities:		
Accounts receivable	602,162	(628,981)
Prepaid expenses	8,624	10,492
Amounts due to affiliates	(52,570)	74,364
Total adjustments	558,216	(534,125)
Net cash provided by operating activities	88,469	1,308,189
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES,		
Decrease in due from Curtis Financial Advisors, LLC	202	610
CASH FLOWS USED IN FINANCING ACTIVITIES,		
Distribution to member	-	(1,320,000)
NET INCREASE (DECREASE) IN CASH	88,671	(11,201)
CASH, BEGINNING	148,464	159,665
CASH, ENDING	$ 237,135	$ 148,464

See Notes to Financial Statements

---

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Curtis Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company was originally organized in Pennsylvania as a wholly-owned subsidiary of Curtis Financial Advisors, LLC ("CFA"). In 2008, CFA sold its ownership interest in the Company to Curtis Financial Group, LLC ("CFG"). At December 31, 2009 and 2008, the Company is a wholly-owned subsidiary of CFG. The Company operates in the brokerage and investment advisory industry primarily in the Eastern United States.

The Company evaluated subsequent events for recognition or disclosure through February 16, 2010, the date the financial statements were available to be issued.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

Accounts receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon a periodic review of individual accounts. Accounts receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

INVESTMENT BANKING FEES

Investment banking fees are recorded when earned and collection can be reasonably assured.

INCOME TAXES

The Company is a limited liability company and, as such, is taxed essentially as a partnership with flow-through of income and expenses to its member.

The Company's federal and Pennsylvania income tax returns are no longer subject to examination by federal or Commonwealth of Pennsylvania taxing authorities for years before 2006.

NEW ACCOUNTING STANDARDS

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("Codification") as the sole source of authoritative accounting principles generally accepted in the United States of America. The adoption of the Codification, which became effective during September 2009, did not have any effect on the Company's financial statements.

The Company adopted the FASB guidance on subsequent events during the year ended December 31, 2009. The guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption had no effect on the Company's financial statements.

The Company adopted the FASB guidance on accounting for uncertainty in income taxes effective January 1, 2009 and evaluated its tax positions. The adoption had no effect on the Company's financial statements.

2. RELATED PARTY TRANSACTIONS

The Company has an affiliate expense reimbursement agreement with CFG, whereby the Company reimburses CFG for expenses CFG incurs in connection with the Company's investment banking activities. The Company reimbursed CFG $708,091 in 2009 and $1,549,575 in 2008 for expenses CFG incurred on its behalf. The Company also had an affiliate expense reimbursement agreement with Curtis Insurance, LLC ("Insurance"), an affiliated company, whereby the Company reimburses Insurance for expenses Insurance incurs in connection with the Company's operations. The Company reimbursed Insurance $50,105 in 2008 for expenses Insurance incurred on its behalf.

At December 31, 2008, CFA owed the Company $202. At December 31, 2009 and 2008, the Company owed CFG $25,437 and $77,947, respectively. At December 31, 2008, the Company owed Insurance $51 and ParenteBeard LLC $9.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $211,698 which was $206,698 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.12 to 1.0 at December 31, 2009.

4. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(i), which states that the provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Curtis Securities, LLC".

5. CONCENTRATION OF CREDIT RISK

The Company maintains one cash account with a local financial institution. Such balance is insured up to $250,000.

CURTIS SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 235,782
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Accounts receivable	17,838
Prepaid expenses	6,246
Total	24,084
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	211,698
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 211,698

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:	
Amounts due to affiliates:	
Curtis Financial Group, LLC	$ 25,437
Curtis Insurance, LLC	-
ParenteBeard LLC	-
TOTAL AGGREGATE INDEBTEDNESS	$ 25,437

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

REGULATORY MINIMUM	$ 5,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 1,695
REQUIRED CAPITAL	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 206,698
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.12 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 211,698
Net audit adjustments	-
NET CAPITAL, PER ABOVE	$ 211,698

See Notes to Financial Statements



McGrail Merkel Quinn & Associates, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

To Curtis Securities, LLC:

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and additional information of Curtis Securities, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGrail, Merkel, Quinn & Associates

Scranton, Pennsylvania
February 16, 2010

McGrail Merkel Quinn & Associates
Clay Avenue Professional Plaza
1173 Clay Avenue
Scranton, PA 18510

Phone: 570-961-0345 Fax: 570-961-8650 e-mail: cpa@mmq.com